t For The Future

ealth Care REIT, Inc. 2001 Annual Report

Ar/s
P.E. 12/31/01



REITs Defined

Why REITs?

Real Estate Investment Trusts (REITs) are an efficient way for investors to invest in real estate. As an investment, REITs combine the best features of real estate and stocks. They give an investor a practical and effective means to include professionally-managed real estate in a diversified investment portfolio. The REIT industry began its fifth decade in 2000. Because of the industry's overall maturity and performance over the last four decades, REITs can be viewed as "all-weather" investments.

Real estate investors are offered three important qualities through modern REITs that were never accessible or available to them before: **liquidity, security and performance.**

Source: NAREIT

Why Health Care REIT, Inc.? (Ticker symbol: HCN)

- Attractive and conservative way to invest in long-term care
- Compelling demographics – growth in elderly population
- Management expertise in health care and real estate
- Long-term care – recession resistant
- Stable dividend, 123 consecutive payments



Corporate Profile

Founded in 1970, Health Care REIT, Inc. (the "Company") is a self-administered real estate investment trust that invests in health care facilities, primarily skilled nursing and assisted living facilities. As of December 31, 2001, skilled nursing and assisted living facilities comprised approximately 93% of the investment portfolio.

As of December 31, 2001, the Company had $1.2 billion of gross real estate investments in 214 facilities located in 33 states and managed by 38 different operators. The portfolio included 150 assisted living facilities, 57 skilled nursing facilities and seven specialty care facilities.

- Assisted Living Facilities (ALFs) - Assisted living facilities provide personal care services to assist in activities of daily living, such as bathing, meals, security, transportation, recreation, medication supervision and limited therapeutic programs.
- Skilled Nursing Facilities (SNFs) - Skilled nursing facilities (or nursing homes) provide inpatient skilled nursing and personal care services as well as rehabilitative, restorative and transitional medical services.
- Specialty Care Facilities - Specialty care facilities provide specialized inpatient services for specific illnesses or diseases including, among others, coronary and cardiovascular services and behavioral care.


Asset Mix
30%
63%
7%

Table of Contents

1 Corporate Profile

3 Financial Highlights

4 Letter to Stockholders

10 The Right Chemistry

12 A Disciplined Approach

14 Great Reflexes

16 Capitalizing On Our Strengths

18 Portfolio Review

21 Management's Discussion and Analysis

28 Consolidated Balance Sheets

29 Consolidated Statements of Income

30 Consolidated Statements of Stockholders' Equity

31 Consolidated Statements of Cash Flows

32 Notes to Consolidated Financial Statements

43 Report of Independent Auditors

44 Market and Dividend Information

44 Income Tax Information

45 Board of Directors

45 Stockholder Information

Financial Highlights

The following selected financial data for the five years ended December 31, 2001, are derived from the audited consolidated financial statements of the Company.

	Year ended December 31, (In thousands, except per share data)				
	2001	2000	1999	1998	1997
Operating Data					
Revenues (1)	**$ 133,870**	$ 136,954	$ 129,307	$ 97,992	$ 73,308
Expenses:					
Interest expense	**32,028**	34,622	26,916	18,030	15,365
Provision for depreciation	**30,227**	22,706	17,885	10,254	5,287
General and administrative and other expenses (2)	**10,853**	9,570	8,868	7,399	6,178
Loss on investment		2,000			
Total expenses	**73,108**	68,898	53,669	35,683	26,830
Income before extraordinary item	**60,762**	68,056	75,638	62,309	46,478
Extraordinary loss on extinguishment of debt	**213**				
Net income	**60,549**	68,056	75,638	62,309	46,478
Preferred stock dividends	**13,505**	13,490	12,814	4,160	
Net income available to common stockholders	**$ 47,044**	$ 54,566	$ 62,824	$ 58,149	$ 46,478

	2001	2000	1999	1998	1997
Other Data					
Average number of common shares outstanding:					
Basic	**30,534**	28,418	28,128	25,579	21,594
Diluted	**31,027**	28,643	28,384	25,954	21,929
Per Share Data					
Basic:					
Income before extraordinary item	**$ 1.55**	$ 1.92	$ 2.23	$ 2.27	$ 2.15
Extraordinary loss on extinguishment of debt	**(.01)**				
Income available to common stockholders	**1.54**	1.92	2.23	2.27	2.15
Diluted:					
Income before extraordinary item	**1.52**	1.91	2.21	2.24	2.12
Extraordinary loss on extinguishment of debt					
Income available to common stockholders	**1.52**	1.91	2.21	2.24	2.12
Cash distributions per common share	**2.34**	2.335	2.27	2.19	2.11

	December 31, (In thousands)				
	2001	2000	1999	1998	1997
Balance Sheet Data					
Net real estate investments	**$1,213,564**	$ 1,121,419	$ 1,241,722	$ 1,047,511	$ 716,193
Total assets	**1,269,843**	1,156,904	1,271,171	1,073,424	734,327
Total debt	**491,216**	439,752	538,842	418,979	249,070
Total liabilities	**511,973**	458,297	564,175	439,665	264,403
Total stockholders' equity	**757,870**	698,607	706,996	633,759	469,924

(1) Revenues include net gains and losses from sales of properties.

(2) General and administrative and other expenses include loan expense, provision for loan losses, and other operating expenses.

Letter to Stockholders

My last several letters have focused on our efforts to properly position your Company for renewed growth. In last year's letter, in which I revisited the Company's 30-year history, I focused on certain keys to success in investing in the sector: diversify by operator and location, anticipate cycle shifts and allocate to the best risk reward opportunity, engage in proactive portfolio management and focus on the operator as the driver of value. This perspective and the resulting success in managing through a severe down cycle in the long-term care sector positioned us to capitalize on new investment opportunities.

As 2001 began, we completed the work of positioning the Company to access the capital markets by extending our line of credit for two years, firming up our credit ratings with Standard & Poor's and Fitch and attaining equity REIT status. Our efforts were rewarded with the reopening of the capital markets for the health care REITs. In June and August of last year, we accessed reasonably priced equity ($75.0 million) and debt ($175.0 million) to enable us to take advantage of attractive investment opportunities. While we are still building our investment pipeline, we were able to complete $213 million of new investments in 2001. Of that amount, $157 million closed during the second half of 2001, exceeding our estimate of $100 to $125 million for that period. We are confident that our goal of $200 million of net new investments can be attained in 2002.

Long-Term Care Market

As we look ahead, we are quite positive about the prospects for the long-term care sector. Nursing homes led the sector out of the downturn beginning in 2001. The difficulties experienced over the last several years in this sector finally led to more reasonable investment values. Operators who successfully adapted to the new environment are better focused and more realistic as a result of these experiences. The supply of nursing homes has actually decreased somewhat as outmoded facilities are taken out of service. Moreover, Medicare reimbursement has improved. Accordingly, approximately 66% of our investments in 2001 were skilled nursing facilities. Thus far in 2002, we continue to review solid nursing home investments. However, the pace of such investments may slow somewhat until resolution of the "Medicare Cliffs" in October 2002.

At this writing, no one can predict when the assisted living market will complete its movement toward pricing equilibrium. However, there are growing, albeit sporadic, opportunities available in this sector with a shortage of investors and lenders. The sector is benefiting from the virtual standstill in new development as well as a renewed focus on operations. Any new developments would likely take two to three years to move through the development and construction periods prior to opening. During that period, most existing facilities should reach stabilization, driving rates and profit margins higher.

Our operators will continue to wrestle with personnel, liability, reimbursement and regulatory issues – these are not uncommon in our sector. They've been faced on a fairly regular basis in our 31-year history. We will undoubtedly find that despite our best efforts to underwrite operators and facilities, some will underperform. That's why we spend so much time monitoring performance – monthly financial reports, often times weekly census reports, regular visits and reports from state regulatory authorities. We have demonstrated our ability to reallocate facilities within our portfolio to the most effective operators. We believe that there will always be an operator that can operate a long-term care facility effectively in a given market if the initial underwriting has been solid.

With the growth in the elderly population, the supply of nursing homes actually falling and assisted living facility development coming to a halt, we see a very favorable environment for investing in long-term care. With hard work in the investment origination arena and continued disciplined underwriting, we are making solid long-term care investments.

Long-Term Care Investing

Let me devote some time discussing the overall case for long-term care investing. The most commonly cited investment rationale relates to demographic trends. Underlying fundamentals continue to make the long-term care sector the most stable part of the health care delivery system. Our target population of elderly aged 85 years and over is projected to increase by roughly 60% over the next two decades, a rate that significantly exceeds the growth in the general population. Concurrent with this population growth, the demand for senior housing will also be driven by increasing life expectancies, changing senior lifestyles and the prevalence of the two-income family.

The services provided by the sector are need driven and recession resistant. The skilled nursing home platform increasingly serves a populace requiring acute, specialized medical services. Assisted living caters to people who need help with activities of daily living. While some needs could be attended to in a home setting, the current culture with the two-income family is largely incompatible with that alternative.

The least discussed rationale for long-term care investing is the cost effectiveness of skilled nursing and assisted living facilities for the populace they serve. During the last two decades, health care has made great strides in matching acuity with the most cost-effective provider. Because of reimbursement changes, hospitals are incentivized to discharge patients as quickly as possible. Patients must then choose between nursing homes and home health. Yet, home health costs at least twice as much for the same care at nursing homes. As nursing homes have begun catering to a higher acuity patient, assisted living facilities emerged to provide necessary care in a less institutionalized setting at roughly two-thirds of the cost of nursing homes. This societal mandate to deliver necessary care cost effectively in the most appropriate setting may be the most important underpinning to the sector's viability.

We believe that the long-term care sector is well positioned to respond to these fundamentals and that operators who can provide quality care in an efficient manner will be rewarded with strong occupancies and sustainable revenues.

How to Invest in Long-Term Care

The long-term care sector is predominately comprised of private companies – our best guess would be in the 80-85% range. This predominance of private companies is likely to continue based upon the nature of long-term care facilities as moderate revenue platforms, as well as the local character of health care. There are certainly excellent public operators that represent a strong investment profile. Yet, most operators are regional companies with a strong local focus. Many have strong venture capital backing. Most have an operating focus and can quickly adapt to changing conditions.

The key point is not that public companies cannot operate successfully if they establish a regional infrastructure and focus. Rather, most long-term care beds are – and will continue to be – operated by regional, private companies outside the investment sphere of most investors. Our portfolio, to a large extent, mirrors the breadth of the long-term care sector. By combining portfolio diversification with strong underwriting and proactive portfolio management, our Company represents a conservative and liquid vehicle for investing in this critical, need driven sector.

REIT Investments

Before concluding this year's letter, I thought it appropriate to include some thoughts on REITs as investment vehicles. A recent study commissioned by the National Association of Real Estate Investment Trusts and conducted by Ibbotson Associates concluded that REIT returns had a low correlation with other stocks and bonds. The conclusion for investors is apparent. By adding real estate securities to a balanced portfolio, the long-term, risk adjusted total returns are improved.

This point leads to one other. We are clearly benefiting from our success in managing the Company appropriately in good and bad times. We also benefited from a sector shift to defensive, recession resistant stocks. There must be a more logical and balanced approach to sector weightings as the economy improves. Otherwise, the radical swings in investor sentiments will, once again, upset the capital markets' confidence. This Company is willing to be valued as we are – an income stock with a growth component. We attempt to define ourselves clearly and transparently and believe we can be a valuable component in many investor's portfolios regardless of the state of the economy.

Conclusion

While our job is to manage your Company during all periods, we would be less than honest if we told you we enjoyed the last two or three years of mitigating risk and avoiding problems in a down cycle. We look forward to optimizing your Company's performance in this propitious time in long-term care investing. As always, we thank you for your support and constancy during these challenging times and believe your patience will be rewarded as we manage your Company in a much improved long-term care environment.

George L. Chapman
Chairman, Chief Executive Officer and President

The Right Chemistry



George L. Chapman
Chairman, Chief Executive Officer and President



Raymond W. Braun
Executive Vice President, Chief Operating Officer and Chief Financial Officer



Michael A. Crabtree
Treasurer and Controller



Charles J. Herman, Jr.
Vice President, Operations



Erin C. Ibele
Vice President and Corporate Secretary



J. Michael Stephen
Vice President, Marketing

Investors increasingly differentiate among companies based on the capabilities and value-added strategies of its management team. Our seasoned, proven team is committed to the comprehensive management of our business, and offers:

- Focused investment strategy
- Disciplined underwriting
- Continuous monitoring
- Strong, conservative balance sheet

We believe our Board of Directors is one of the most independent and experienced in the industry, bringing a wealth of health care, real estate, and public company experience to the Company. Their willingness to commit to Health Care REIT, Inc. is an important ingredient in, and confirmation of, our success in positioning the Company for the future.



A Disciplined Approach

Since 1970, Health Care REIT, Inc. has invested in health care with a focus on the long-term care sector, which we believe is the most stable component of the health care continuum.

- 31-year track record
- 123 consecutive dividends
- Diversified, high quality portfolio
- Conservative credit profile
- Operator focus
- **Positioned for growth**

Our investment strategy of providing growth capital to regional operators has created a diversified, high quality portfolio. While creating this portfolio, we have also maintained a conservative credit profile with less than 35% debt to total market capitalization, 3.8 times interest coverage, and 2.7 times fixed charge coverage.



2001 was a successful year for HCN:

- Attained equity REIT status
- Seasoned the ALF portfolio
- Avoided major operator defaults
- Completed non-core asset disposition program
- Extended line of credit facility
- Firmed up ratings with Standard & Poor's and Fitch
- Completed equity and debt offerings
- Redeployed capital – surpassed goals for new investments
- **63% stockholder total return**

Investment Mix


78%
20%
2%
Real Property
Mortgage Loans & Other
Direct Investments



Favorable environment for long-term care investing:

- Strong elderly demographics
- Long-term care occupancies improving
- Cost effective delivery of care
- Limited capital for operators

HCN positioned for growth:

- Seasoned management team
- Proven access to capital
- Investment pipeline building

Older Population by Age


90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
Number (000s)
1900
1950
2000
2050
85+
75-84
65-74

Source: U.S. Bureau of the Census



Portfolio Review

150 Assisted Living Facilities

57 Skilled Nursing Facilities

7 Specialty Care Facilities

214 Total Number of Facilities



The following table summarizes certain information about Health Care REIT, Inc.'s portfolio as of December 31, 2001:

Real Property Owned:

	Number of Facilities	Year(s) Built	Year(s) Acquired	Gross Amount at Which Carried at Close of Period: Land	Building & Improvements	Total	Accumulated Depreciation
Skilled Nursing Facilities:							
Arizona	1	1995	1998	$ 180	$ 3,988	$ 4,168	$ 475
California	1	1968	1998	1,460	3,880	5,340	562
Colorado	1	1989	1998	370	6,051	6,421	705
Florida	8	1984	1998	4,382	56,296	60,678	4,689
Idaho	3	1985-1996	1998	2,010	20,662	22,672	2,229
Illinois	2	1964-1973	1998	1,010	11,446	12,456	925
Kentucky	1	1967	1993	130	4,870	5,000	999
Massachusetts	7	1961-1982	1995-1997	3,548	42,151	45,699	5,856
Ohio	5	1972-1990	1989-2001	4,286	62,592	66,878	1,434
Oklahoma	1	1958	1998	470	5,673	6,143	598
Oregon	1	1982	1998	300	5,316	5,616	598
Pennsylvania	3	1959-1982	1993	669	17,567	18,236	2,886
Tennessee	10	1979-1994	2001	3,450	56,853	60,303	535
Texas	1	1978	1993	663	12,588	13,251	3,067
	45			**22,928**	**309,933**	**332,861**	**25,558**
Assisted Living Facilities:							
Arizona	3	1998-2000	1998-2000	1,510	15,554	17,064	769
California	5	2000-2001	2000-2001	4,290	24,554	28,844	502
Connecticut	1	1998	1998	660	9,652	10,312	1,256
Florida	19	1988-1999	1996-1999	8,608	73,733	82,341	8,879
Georgia	2	1999	1999	3,166	24,541	27,707	2,398
Indiana	11	1999	1999-2001	2,171	40,785	42,956	3,395
Louisiana	1	2000	2000	1,100	10,161	11,261	851
Maryland	4	1998-1999	1999	2,670	33,791	36,461	2,004
Massachusetts	1	1998	1998	810	10,500	11,310	1,055
Minnesota	1	1999	1999	322	6,345	6,667	497
Montana	2	1998-2000	1998-2000	910	7,282	8,192	400
Nevada	3	1998-2000	1998-2000	2,086	26,170	28,256	2,265
New Jersey	3	1993-2000	1996-2001	5,037	28,096	33,133	2,595
New York	2	1996-1998	1996-2001	810	14,490	15,300	1,220
North Carolina	9	1986-2000	1997-2000	7,269	52,893	60,162	5,222
Ohio	8	1985-2000	1997-2000	4,253	39,934	44,187	3,562
Oklahoma	17	1995-2000	1995-2000	2,078	25,778	27,856	3,835
Oregon	2	1999	1999	1,077	8,757	9,834	657
Pennsylvania	4	1989-2000	1996-2000	1,951	17,199	19,150	1,253
South Carolina	5	1992-1999	1999	2,072	19,072	21,144	1,163
Tennessee	4	1998-1999	1998-1999	1,521	12,461	13,982	894
Texas	17	1984-1998	1992-1998	5,048	64,587	69,635	7,251
Utah	1	2001	2001	1,059	6,141	7,200	131
Washington	1	1999	1999	1,400	5,476	6,876	399
Wisconsin	1	1991	2001	420	4,007	4,427	0
	127			**62,298**	**581,959**	**644,257**	**52,453**
Specialty Care:							
Florida	1		2001	950		950	
Massachusetts	4	1973-1998	2000	3,425	55,902	59,327	2,533
	5			**4,375**	**55,902**	**60,277**	**2,533**
Total Real Property Owned	**177**			**$ 89,601**	**$ 947,794**	**$ 1,037,395**	**$ 80,544**

Mortgage Loans Receivable:

	Number of Facilities	Interest Rate	Maturity Dates	Periodic Payment Terms	Face Amount	Carrying Value
Skilled Nursing Facilities:						
Florida	2	11.63% to 12.93%	2004-2015	Monthly Principal & Interest	$ 8,410	$ 8,182
Massachusetts	2	10.00% to 11.64%	2004-2010	Monthly Principal & Interest	8,383	7,813
Missouri	1	11.71%	2009	Monthly Principal & Interest	7,072	6,771
Oklahoma	1	9.88%	2006	Monthly Interest Only	12,204	12,204
Pennsylvania	1	14.61%	2006	Monthly Principal & Interest	7,400	7,145
Texas	6	10.78%	2007	Monthly Principal & Interest	12,198	7,733
	13				**55,667**	**49,848**
Assisted Living Facilities:						
Alabama	2	10.00%	2002	Monthly Interest Only	10,498	10,497
Arizona	1	15.00%	2002	Monthly Interest Only	8,057	8,057
California	5	8.11% to 12.17%	2003-2007	Monthly Principal & Interest	11,078	9,145
Colorado	1	10.00%	2002	Monthly Interest Only	3,890	3,890
Florida	2	12.17%	2002-2008	Monthly Interest Only	2,335	2,324
Georgia	2	10.00%	2002	Monthly Interest Only	9,913	9,912
Illinois	1	12.00%	2009	Monthly Interest Only	1,563	821
Louisiana	2	10.00% to 11.15%	2002-2015	Monthly Interest Only	6,698	6,698
Maryland	1	12.17%	2006	Monthly Interest Only	2,208	2,208
New Mexico	1	10.00%	2002	Monthly Interest Only	2,500	2,448
New York	5	10.09% to 12.45%	2016-2018	Monthly Principal & Interest	52,185	46,902
North Carolina	2	12.17%	2007	Monthly Principal & Interest	3,555	2,759
Pennsylvania	2	12.17%	2010	Monthly Interest Only	3,388	3,388
Texas	5	10.00%	2002	Monthly Principal & Interest	19,016	18,924
Utah	1	12.42%	2006	Monthly Interest Only	1,340	1,182
Washington	1	8.72%	2007	Monthly Interest Only	7,205	7,205
	34				**145,429**	**136,360**
Specialty Care Facilities:						
California	1	12.83%	2017	Monthly Principal & Interest	21,500	18,797
Florida	2	10.50%	2002	Monthly Interest Only	10,780	7,538
	3				**32,280**	**26,335**
Total	**50**				**$ 233,376**	**$ 212,543**
OTHER REAL ESTATE INVESTMENTS (1)						**$ 62,456**

(1) Includes working capital loans, subdebt investments and credit enhancements.

Financial Review



Liquidity and Capital Resources

At December 31, 2001, the Company's net real estate investments totaled approximately $1,213,564,000, that included 150 assisted living facilities, 57 skilled nursing facilities and seven specialty care facilities. Depending upon the availability and cost of external capital, the Company anticipates making additional investments in health care related facilities. New investments are funded from temporary borrowings under the Company's line of credit arrangements, internally generated cash and the proceeds derived from asset sales. Permanent financing for future investments, which replaces funds drawn under the line of credit arrangements, is expected to be provided through a combination of private and public offerings of debt and equity securities, and the assumption of secured debt. The Company believes its liquidity and various sources of available capital are sufficient to fund operations, meet debt service and dividend requirements, and finance future investments.

During the previous two years, the underperformance of publicly owned skilled nursing and assisted living companies, combined with the much publicized shift in equity funds flow from income-oriented investments to high-growth opportunities, impaired the stock valuations in the health care REIT sector. In 2001, certain events took place that improved the access to capital for the health care REIT sector. First, several of the publicly owned skilled nursing companies that had previously filed for bankruptcy protection, settled their claims and emerged from bankruptcy. Assisted living construction declined significantly, allowing more of the existing projects to improve their occupancy and stabilize operations. Finally, the broad stock market decline and the drop in interest rates generated renewed interest in income-oriented investments such as REITs. As a result of these factors, the Company was able to access the capital markets during 2001.

In June 2001, the Company issued 3,450,000 shares of common stock, generating net proceeds of $74,184,000.

In August 2001, the Company issued $175 million of senior notes, due in 2007, at an effective yield of 7.78%.

During 2001, the Company invested $181,420,000 in real property, provided permanent mortgage and loan financings of $18,639,000, made construction advances of $17,075,000 and funded $4,084,000 of subdebt investments. As of December 31, 2001, the Company had approximately $35,000,000 in unfunded commitments.

As of December 31, 2001, the Company had stockholders' equity of $757,870,000 and a total outstanding debt balance of $491,216,000, which represents a debt to total capitalization ratio of 0.39 to 1.0.

In January 2001, the Company extended its primary revolving line of credit through March 31, 2003. Under the terms of the extension, the total commitment was reduced from $175 million to $150 million and the effective interest rate was adjusted to the lender's prime rate or LIBOR plus 1.50%. As of December 31, 2001, the Company had no borrowings outstanding under the Company's revolving lines of credit. The Company also had a $25 million unsecured line of credit with no borrowings at December 31, 2001, and a $60 million secured line of credit, with $33 million outstanding at December 31, 2001.

In February 2002, the Company issued 906,125 shares of common stock, generating net proceeds of $23,619,000.

As of February 28, 2002, the Company had an effective shelf registration on file with the Securities and Exchange Commission under which the Company may issue up to $652,000,000 of securities including debt securities, common and preferred stock and warrants. Depending upon market conditions, the Company anticipates issuing securities under its shelf registration to invest in additional health care facilities and to repay borrowings under the Company's line of credit arrangements.

The following table summarizes our payments under contractual obligations as of December 31, 2001:

	Payments Due by Period ($000s)				
	Total	2002	2003-2004	2005-2006	After 2006
Senior notes	$ 412,250	$12,250	$ 75,000	$ 50,000	$ 275,000
Mortgages	45,966	368	875	1,258	43,465
Total contractual obligations	$ 458,216	$12,618	$ 75,875	$ 51,258	$ 318,465

The following table summarizes our other commercial commitments as of December 31, 2001:

	Amount of Commitment Expiration Per Period				
	Total	2002	2003-2004	2005-2006	After 2006
Unsecured lines of credit	$ 175,000	$25,000	$150,000	$	$
Secured lines of credit	60,000		60,000		
Credit enhancements	11,425	3,500			7,925
Total commercial commitments	$ 246,425	$28,500	$210,000	$ 0	$ 7,925

Credit enhancements include letters of credit provided by the Company and agreements to purchase facilities in the event that the present owners default upon their obligations.

Results of Operations December 31, 2001 vs. December 31, 2000

Revenues were comprised of the following:

	Year ended		Change	
(in thousands)	**Dec. 31, 2001**	Dec. 31, 2000	$	%
Rental income	**$ 98,988**	$ 88,312	$ 10,676	12%
Interest income	**31,294**	41,064	(9,770)	-24%
Commitment fees and other income	**3,848**	5,837	(1,989)	-34%
Prepayment fees	**990**	57	933	1637%
Totals	**$ 135,120**	$ 135,270	$ (150)	0%

The Company generated increased rental income as a result of the completion of real property construction projects for which the Company began receiving rent and the purchase of properties previously financed by the Company. This offsets a reduction in interest income due to the repayment of mortgage loans and the purchase of properties previously financed by the Company.

The reduction in commitment fees and other income is due primarily to the significant reduction in construction and investing activity.

During 2001, the Company received payoffs on mortgages that had significant prepayment fee requirements, generating the large increase over the prior year.

Expenses were comprised of the following:

	Year ended		Change	
(in thousands)	**Dec. 31, 2001**	Dec. 31, 2000	$	%
Interest expense	**$ 32,028**	$ 34,622	$ (2,594)	-7%
Provision for depreciation	**30,227**	22,706	7,521	33%
Loss on investment		2,000	(2,000)	100%
General and administrative expenses	**8,078**	7,405	673	9%
Loan expense	**1,775**	1,165	610	52%
Provision for losses	**1,000**	1,000		0%
Totals	**$ 73,108**	$ 68,898	$ 4,210	6%

The decrease in interest expense from 2000 to 2001 was primarily due to lower average borrowings during the year, offset by a reduction in the amount of capitalized interest offsetting interest expense.

The Company capitalizes certain interest costs associated with funds used to finance the construction of properties owned directly by the Company. The amount capitalized is based upon the borrowings outstanding during the construction period using the rate of interest that approximates the Company's cost of financing. The Company's interest expense is reduced by the amount capitalized. Capitalized interest for the year ended December 31, 2001, totaled $841,000, as compared with $3,079,000 for the same period in 2000.

The provision for depreciation increased primarily as a result of additional investment in properties owned directly by the Company.

In 2000, the Company restructured its investments with Summerville Health Care. As part of the restructuring agreement, Summerville agreed to permit the Company to re-lease 10 of its 11 facilities to new operators and repaid substantially all of the Company's subdebt investment. As part of Summerville's recapitalization, the Company's $2,000,000 non-yielding preferred stock investment was substantially diluted. Accordingly, the Company wrote off its investment in 2000, resulting in a $2,000,000 charge.

Other items:

	Year ended		Change	
(in thousands)	**Dec. 31, 2001**	Dec. 31, 2000	$	%
Gain (loss) on sales of properties	**$ (1,250)**	$ 1,684	$ (2,934)	-174%
Loss on extinguishment of debt	**(213)**		(213)	n/a
Preferred dividends	**13,505**	13,490	15	0%

As a result of the various factors mentioned above, net income available to common stockholders was $47,044,000, or $1.52 per diluted share, for 2001 as compared with $54,566,000, or $1.91 per diluted share, for 2000.

Results of Operations December 31, 2000 vs. December 31, 1999

Revenues were comprised of the following:

	Year ended		Change	
(in thousands)	Dec. 31, 2000	Dec. 31, 1999	$	%
Rental income	$ 88,312	$ 72,700	$ 15,612	21%
Interest income	41,064	48,076	(7,012)	-15%
Commitment fees and other income	5,837	6,263	(426)	-7%
Prepayment fees	57	1,565	(1,508)	-96%
Totals	$ 135,270	$ 128,604	$ 6,666	5%

The Company generated increased rental income as a result of the completion of real property construction projects for which the Company began receiving rent and the purchase of properties previously financed by the Company. This offsets a reduction in interest income due to the repayment of mortgage loans and the purchase of properties previously financed by the Company.

Expenses were comprised of the following:

	Year ended		Change	
(in thousands)	Dec. 31, 2000	Dec. 31, 1999	$	%
Interest expense	$ 34,622	$ 26,916	$ 7,706	29%
Provision for depreciation	22,706	17,885	4,821	27%
Loss on investment	2,000		2,000	n/a
General and administrative expenses	7,405	7,359	46	1%
Loan expense	1,165	909	256	28%
Provision for losses	1,000	600	400	67%
Totals	$ 68,898	$ 53,669	$ 15,229	28%

The increase in interest expense from 1999 to 2000 was due to higher average interest rates on the Company's line of credit and secured debt and a reduction in the amount of capitalized interest offsetting interest expense.

The Company capitalizes certain interest costs associated with funds used to finance the construction of properties owned directly by the Company. The amount capitalized is based upon the borrowings outstanding during the construction period using the rate of interest which approximates the Company's cost of financing. The Company's interest expense is reduced by the amount capitalized. Capitalized interest for the year ended December 31, 2000, totaled $3,079,000, as compared with $8,578,000 for the same period in 1999.

The provision for depreciation increased as a result of additional investment in properties owned directly by the Company.

In 2000, the Company restructured its investments with Summerville Health Care. As part of the restructuring agreement, Summerville agreed to permit the Company to re-lease 10 of its 11 facilities to new operators and repaid substantially all of the Company's subdebt investment. As part of Summerville's recapitalization, the Company's $2,000,000 non-yielding preferred stock investment was substantially diluted. Accordingly, the Company wrote off its investment in 2000, resulting in a $2,000,000 charge.

Other items:

(in thousands)	Year ended Dec. 31, 2000	Dec. 31, 1999	Change $	%
Gain on sales of properties	$ 1,684	$ 703	$ 981	140%
Preferred dividends	13,490	12,814	676	5%

As a result of the various factors mentioned above, net income available to common stockholders was $54,566,000, or $1.91 per diluted share, for 2000 as compared with $62,824,000, or $2.21 per diluted share, for 1999.

Critical Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S., which require the Company to make estimates and assumptions (see Note 1 to the consolidated financial statements). The Company believes that of its significant accounting policies, the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Impairment of Long-Lived Assets The net book value of long-lived assets is reviewed quarterly on a property by property basis to determine if there are indicators of impairment. These indicators may include anticipated operating losses at the property level, the tenant's inability to make rent payments, and changes in the market that may permanently reduce the value of the property. If indicators of impairment exist, then the undiscounted future cash flows from the most likely use of the property are compared to the current net book value. If the undiscounted cash flows are less than the net book value, an impairment loss would be recognized to the extent that the net book value exceeds the current fair market value. This analysis requires the Company to determine if indicators of impairment exist and to estimate the most likely stream of cash flows to be generated from the property during the period the property is expected to be held. If the projections or assumptions change in the future, the Company may be required to record an impairment charge and reduce the net book value of the property owned.

Allowance for Loan Losses The Company regularly evaluates the collectibility of its loans receivables based on a combination of factors. These factors include current economic conditions, historical loan charge-offs, financial strength of the borrower and guarantors, and value of the underlying property. If such factors indicate that there is greater risk of loan charge-offs, additional allowances may be required.

Potential Risks from Bankruptcies

The Company is exposed to the risk that its operators may not be able to meet the rent, or principal and interest payments due the Company, which may result in an operator bankruptcy or insolvency. Although the Company's operating lease agreements provide the Company the right to evict an operator, demand immediate payment of rent and exercise other remedies, and the Company's mortgage loans provide the Company the right to terminate an investment, demand immediate payment of principal and unpaid interest and foreclose on the collateral, the bankruptcy laws afford certain rights to a party that has filed for bankruptcy or reorganization. An operator in bankruptcy may be able to restrict or delay the Company's ability to collect unpaid rent in the case of a lease or to receive unpaid principal or interest in the case of a mortgage loan.

The receipt of liquidation proceeds or the replacement of an operator that has defaulted on its lease or loan could be delayed by the approval process of any federal, state or local agency necessary for the transfer of the facility or the replacement of the operator licensed to manage the facility. In addition, the Company may be required to fund certain expenses (e.g., real estate taxes and maintenance) to retain control of a facility or to transition it to a new operator. In some instances, the Company has terminated its lease with an operator and relet the facility to another operator. In some of those situations, the Company provided working capital loans and limited indemnification of the new operator. If the Company cannot transition the facility to a new operator, it may take possession of a facility, which may expose the Company to successor liabilities. Should such events occur, the Company's revenue and operating cash flow may be adversely affected.

Impact of Inflation

During the past three years, inflation has not significantly affected the earnings of the Company because of the moderate inflation rate. Additionally, earnings of the Company are primarily long-term investments with fixed interest rates. These investments are mainly financed with a combination of equity, senior notes and borrowings under the revolving lines of credit. During inflationary periods, that generally are accompanied by rising interest rates, the Company's ability to grow may be adversely affected because the yield on new investments may increase at a slower rate than new borrowing costs. Presuming the current inflation rate remains moderate and long-term interest rates do not increase significantly, the Company believes that inflation will not impact the availability of equity and debt financing.

Other Information

We have made and incorporated by reference statements in this document that constitute "forward-looking statements" as that term is defined in the federal securities laws. These forward-looking statements concern:

- The possible expansion of our portfolio;
- The performance of our operators and properties;
- Our ability to obtain new viable tenants for properties which we take back from financially troubled tenants, if any;
- Our ability to make distributions;
- Our policies and plans regarding investments, financings and other matters;
- Our tax status as a real estate investment trust;
- Our ability to appropriately balance the use of debt and equity; and
- Our ability to access capital markets or other sources of funds.

When we use words such as "believes," "expects," "anticipates," "estimates" or similar expressions, we are making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Our expected results may not be achieved and actual results may differ materially from our expectations. This may be a result of various factors, including:

- The status of the economy;
- The status of capital markets, including prevailing interest rates;
- Compliance with and changes to regulations and payment policies within the health care industry;
- Changes in financing terms;
- Competition within the health care and senior housing industries; and
- Changes in federal, state and local legislation.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to various market risks, including the potential loss arising from adverse changes in interest rates. The Company seeks to mitigate the effects of fluctuations in interest rates by matching the term of new investments with new long-term fixed rate borrowings to the extent possible. The following section is presented to provide a discussion of the risks associated with potential fluctuations in interest rates.

The Company historically borrows on its revolving lines of credit to make acquisitions of, loans to, or to construct health care facilities. Then, as market conditions dictate, the Company will issue equity or long-term fixed rate debt to repay the borrowings under the revolving lines of credit.

A change in interest rates will not affect the interest expense associated with our fixed rate debt. Interest rate changes, however, will affect the fair value of such debt. A 1% increase in interest rates would result in a decrease in fair value of the Company's Senior Unsecured Notes by approximately $16 million at December 31, 2001. Changes in the interest rate environment upon maturity of this fixed rate debt could have an effect on the future cash flows and earnings of the Company, depending on whether the debt is replaced with other fixed rate debt, with variable rate debt, with equity, or by the sale of assets.

A change in interest rates will not affect the fair value of the Company's variable rate debt, including its unsecured and secured revolving credit arrangements. At December 31, 2001, the Company did not have any borrowings on its unsecured revolving credit arrangements. At that time, there was $33 million outstanding under the secured revolving credit arrangement at the interest rate of 7%, which is the minimum interest rate for borrowings under this agreement. As such, a 1% change in interest rates would have no effect on the Company's annual interest expense assuming no change in the outstanding balances at year-end. However, as an example, if borrowings under the unsecured credit arrangements totaled $50 million, a 1% increase in interest rates would result in increased annual interest expense of $500,000.

The Company is subject to risks associated with debt financing, including the risk that existing indebtedness may not be refinanced or that the terms of such refinancing may not be as favorable as the terms of current indebtedness. The majority of the Company's borrowings were completed pursuant to indentures or contractual agreements that limit the amount of indebtedness the Company may incur. Accordingly, in the event that the Company is unable to raise additional equity or borrow money because of these limitations, the Company's ability to acquire additional properties may be limited.

The Company may or may not elect to use financial derivative instruments to hedge variable interest rate exposure. Such decisions are principally based on the Company's policy to match its variable rate investments with comparable borrowings, but is also based on the general trend in interest rates at the applicable dates and the Company's perception of the future volatility of interest rates.

Consolidated Balance Sheets

(In thousands)	December 31 2001	2000
Assets		
Real estate investments:		
Real property owned		
Land	**$ 89,601**	$ 74,319
Buildings & improvements	**947,794**	770,660
Construction in progress		11,976
	1,037,395	856,955
Less accumulated depreciation	**(80,544)**	(52,968)
Total real property owned	**956,851**	803,987
Loans receivable		
Real property loans	**240,126**	301,321
Subdebt investments	**23,448**	21,972
	263,574	323,293
Less allowance for loan losses	**(6,861)**	(5,861)
Net real estate investments	**1,213,564**	1,121,419
Other assets:		
Equity investments	**6,498**	5,450
Deferred loan expenses	**7,190**	2,939
Cash and cash equivalents	**9,826**	2,844
Receivables and other assets	**32,765**	24,252
	56,279	35,485
Total assets	**$1,269,843**	$ 1,156,904
Liabilities and stockholders' equity		
Liabilities:		
Senior unsecured notes	**$ 412,250**	$ 255,000
Borrowings under line of credit arrangements		119,900
Secured debt	**78,966**	64,852
Accrued expenses and other liabilities	**20,757**	18,545
Total liabilities	**511,973**	458,297
Stockholders' equity:		
Preferred Stock, $1.00 par value:		
Authorized - 10,000,000 shares		
Issued and outstanding - 6,000,000 shares in 2001 and 2000		
at liquidation preference	**150,000**	150,000
Common Stock, $1.00 par value:		
Authorized - 75,000,000 shares		
Issued and outstanding - 32,739,826 shares in 2001 and		
28,806,151 shares in 2000	**32,740**	28,806
Capital in excess of par value	**608,942**	528,138
Cumulative net income	**512,837**	452,288
Cumulative dividends	**(540,946)**	(455,676)
Accumulated other comprehensive loss	**(923)**	(744)
Unamortized restricted stock	**(4,780)**	(4,205)
Total stockholders' equity	**$ 757,870**	$ 698,607
Total liabilities and stockholders' equity	**$1,269,843**	$ 1,156,904

See accompanying notes.

Consolidated Statements of Income

(In thousands, except per share data)	Year ended December 31 2001	2000	1999
Revenues:			
Rental income	**$ 98,988**	$ 88,312	$ 72,700
Interest income	**31,294**	41,064	48,076
Commitment fees and other income	**3,848**	5,837	6,263
Prepayment fees	**990**	57	1,565
	135,120	135,270	128,604
Expenses:			
Interest expense	**32,028**	34,622	26,916
Provision for depreciation	**30,227**	22,706	17,885
Loss on investment		2,000	
General and administrative	**8,078**	7,405	7,359
Loan expense	**1,775**	1,165	909
Provision for loan losses	**1,000**	1,000	600
	73,108	68,898	53,669
Income before gain/(loss) on sales of properties and loss on extraordinary item	**62,012**	66,372	74,935
Net gain/(loss) on sales of properties	**(1,250)**	1,684	703
Income before extraordinary item	**60,762**	68,056	75,638
Extraordinary loss on extinguishment of debt	**(213)**		
Net income	**60,549**	68,056	75,638
Preferred stock dividends	**13,505**	13,490	12,814
Net income available to common stockholders	**$ 47,044**	$ 54,566	$ 62,824
Average number of common shares outstanding:			
Basic	**30,534**	28,418	28,128
Diluted	**31,027**	28,643	28,384
Earnings per share:			
Basic:			
Income before extraordinary item	**$ 1.55**	$ 1.92	$ 2.23
Extraordinary item	**(.01)**		
Income available to common stockholders	**$ 1.54**	$ 1.92	$ 2.23
Diluted:			
Income before extraordinary item	**$ 1.52**	$ 1.91	$ 2.21
Extraordinary item			
Income available to common stockholders	**$ 1.52**	$ 1.91	$ 2.21

See accompanying notes

Consolidated Statements of Stockholders' Equity

(In thousands, except per share data)	Preferred Stock	Common Stock	Capital in Excess of Par Value	Cumulative Net Income	Cumulative Dividends	Accumulated Other Comprehensive Loss	Unamortized Restricted Stock	Total
Balances at January 1, 1999	$ 75,000	$ 28,240	$ 520,692	$ 308,594	$ (298,160)	$ 3,982	$ (4,589)	$ 633,759
Comprehensive income:								
Net income				75,638				75,638
Other comprehensive income:								
Unrealized loss on marketable securities						(3,242)		(3,242)
Foreign currency translation adjustment						(147)		(147)
Total comprehensive income								72,249
Proceeds from issuance of common stock from dividend reinvestment and stock incentive plans		292	5,967				(1,707)	4,552
Amortization of restricted stock grants							1,080	1,080
Net proceeds from sale of preferred stock	75,000		(2,455)					72,545
Cash dividends:								
Common stock — $2.27 per share					(64,375)			(64,375)
Preferred stock, Series B — $2.22 per share					(6,656)			(6,656)
Preferred stock, Series C — $2.19 per share					(6,158)			(6,158)
Balances at December 31, 1999	150,000	28,532	524,204	384,232	(375,349)	593	(5,216)	706,996
Comprehensive income:								
Net income				68,056				68,056
Other comprehensive income:								
Unrealized loss on marketable securities						(733)		(733)
Foreign currency translation adjustment						(604)		(604)
Total comprehensive income								66,719
Proceeds from issuance of common stock from dividend reinvestment and stock incentive plans, net of forfeitures		274	3,934				(79)	4,129
Amortization of restricted stock grants							1,090	1,090
Cash dividends:								
Common stock — $2.335 per share					(66,837)			(66,837)
Preferred stock, Series B — $2.22 per share					(6,656)			(6,656)
Preferred stock, Series C — $2.27 per share					(6,834)			(6,834)
Balances at December 31, 2000	150,000	28,806	528,138	452,288	(455,676)	(744)	(4,205)	698,607
Comprehensive income:								
Net income				**60,549**				**60,549**
Other comprehensive income:								
Unrealized loss on marketable securities						**(52)**		**(52)**
Foreign currency translation adjustment						**(127)**		**(127)**
Total comprehensive income								**60,370**
Proceeds from issuance of common stock from dividend reinvestment and stock incentive plans, net of forfeitures		**484**	**10,070**				**(1,739)**	**8,815**
Net proceeds from sale of common stock		**3,450**	**70,734**					**74,184**
Amortization of restricted stock grants							**1,164**	**1,164**
Cash dividends:								
Common stock — $2.34 per share					**(71,765)**			**(71,765)**
Preferred stock, Series B — $2.22 per share					**(6,656)**			**(6,656)**
Preferred stock, Series C — $2.28 per share					**(6,849)**			**(6,849)**
Balances at December 31, 2001	**$150,000**	**$ 32,740**	**$ 608,942**	**$512,837**	**$ (540,946)**	**$ (923)**	**$(4,780)**	**$757,870**

See accompanying notes

(In thousands)	Year ended December 31 2001	2000	1999
Operating activities			
Net income	**$ 60,549**	$ 68,056	$ 75,638
Adjustments to reconcile net income to net cash provided from operating activities:			
Provision for depreciation	**30,464**	22,961	18,106
Amortization	**2,977**	2,255	1,998
Provision for losses	**1,000**	1,000	600
Loss on investment		2,000	
Commitment fees earned greater than cash received	**(1,039)**	(1,960)	(399)
Rental income in excess of cash received	**(6,614)**	(6,732)	(6,692)
Equity in earnings of affiliated companies	**(332)**	(318)	378
(Gain) loss on sales of properties	**1,250**	(1,684)	(703)
Increase (decrease) in accrued expenses and other liabilities	**3,249**	(4,827)	5,045
Decrease (increase) in receivables and other assets	**(2,822)**	264	1,394
Net cash provided from operating activities	**88,682**	81,015	95,365
Investing activities			
Investment in real proper	**(147,081)**	(46,449)	(215,491)
Investment in loans receivable	**(48,284)**	(34,631)	(56,089)
Other investments, net of payments	**(913)**	(1,828)	(2,024)
Principal collected on loans	**94,337**	70,567	42,731
Proceeds from sale of properties	**22,579**	108,866	18,815
Other	**(262)**	(742)	(379)
Net cash provided by (used in) investing activities	**(79,624)**	95,783	(212,437)
Financing activities			
Net increase (decrease) under line of credit arrangements	**(119,900)**	(57,600)	5,950
Proceeds from issuance of senior notes and secured debt	**175,000**		114,000
Principal payments on senior notes and secured debt	**(48,840)**	(41,491)	(87)
Net proceeds from the issuance of Common Stock	**82,999**	4,129	4,552
Net proceeds from the issuance of Preferred Stock			72,545
Increase in deferred loan expense	**(6,065)**	(794)	(1,839)
Cash distributions to stockholders	**(85,270)**	(80,327)	(77,189)
Net cash provided from (used by) financing activities	**(2,076)**	(176,083)	117,932
Increase in cash and cash equivalents	**6,982**	715	860
Cash and cash equivalents at beginning of year	**2,844**	2,129	1,269
Cash and cash equivalents at end of year	**$ 9,826**	$ 2,844	$ 2,129
Supplemental Cash Flow Information-interest paid	**$ 29,014**	$ 39,638	$ 32,826

See accompanying notes.

1 Accounting Policies and Related Matters

Industry The Company is a self-administered real estate investment trust that invests primarily in long-term care facilities, which include skilled nursing and assisted living facilities. The Company also invests in specialty care facilities.

Principles of Consolidation The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries after the elimination of all significant intercompany accounts and transactions.

Use of Estimates The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Loans Receivable Loans receivable consist of long-term mortgage loans, construction-period loans maturing in two years or less, working capital loans and subdebt investments. Interest income on loans is recognized as earned based upon the principal amount outstanding. The mortgage and construction loans are primarily collateralized by a first mortgage on or assignment of partnership interest in the related facilities, which consist of skilled nursing, assisted living and specialty care facilities. The working capital loans are generally secured by second mortgages or interests in receivables. Subdebt investments represent debt instruments to operators of facilities that have been financed by the Company. These obligations are generally secured by the operator's leasehold rights and corporate guaranties.

Real Property Owned Substantially all of the properties owned by the Company are leased under operating leases and are recorded at cost. These properties are depreciated on a straight-line basis over their estimated useful lives which range from fifteen to forty years for buildings and five to twelve years for fixtures. The net book value of long-lived assets is reviewed quarterly on a property by property basis to determine if facts and circumstances suggest that the assets may be impaired or that the depreciable life may need to be changed. The Company considers external factors relating to each asset. If these external factors and the projected undiscounted cash flows of the asset over the remaining amortization period indicate that the asset will not be recoverable, the carrying value will be adjusted to the estimated fair value. The leases generally extend for a minimum 10-year period and provide for payment of all taxes, insurance and maintenance by the lessees. In general, operating lease income includes base rent payments plus fixed annual rent increases, which are recognized on a straight-line basis over the minimum lease period. This income is greater than the amount of cash received during the first half of the lease term.

Capitalization of Construction Period Interest The Company capitalizes interest costs associated with funds used to finance the construction of properties owned directly by the Company. The amount capitalized is based upon the borrowings outstanding during the construction period using the rate of interest which approximates the Company's cost of financing.

The Company capitalized interest costs of $841,000, $3,079,000, and $8,578,000, during 2001, 2000 and 1999, respectively, related to construction of real property owned by the Company. The Company's interest expense reflected in the statement of income has been reduced by the amounts capitalized.

Allowance for Loan Losses The allowance for loan losses is maintained at a level believed adequate to absorb potential losses in the Company's loans receivable. The determination of the allowance is based on a quarterly evaluation of these loans, including general economic conditions and estimated collectibility of loan payments.

Deferred Loan Expenses Deferred loan expenses are costs incurred by the Company in connection with the issuance of short-term and long-term debt. The Company amortizes these costs over the term of the debt using the straight-line method, which approximates the interest yield method.

1 Accounting Policies and Related Matters, continued

Cash and Cash Equivalents Cash and cash equivalents consist of all highly liquid investments with an original maturity of three months or less.

Equity Investments Management determines the appropriate classification of an equity investment at the time of acquisition and reevaluates such designation as of each balance sheet date. Included in equity investments are the common stock of a corporation, valued at historical cost, and ownership representing a 31% interest in Atlantic Healthcare Finance L.P., a property investment group that specializes in the financing through sale and leaseback transactions, of nursing and care homes located in the United Kingdom. The ownership interest is accounted for under the equity method.

Marketable securities available for sale are stated at market value with unrealized gains and losses reported in a separate component of stockholders' equity. Marketable securities reflect the market value of the common stock of two publicly owned corporations, which were obtained by the Company at no cost.

Commitment Fees Commitment fees are earned by the Company for its agreement to provide direct and standby financing to, and credit enhancement for, owners and operators of health care facilities. The Company amortizes commitment fees over the initial fixed term of the lease, the mortgage or the construction period related to such investments.

Federal Income Tax No provision has been made for federal income taxes since the Company has elected to be treated as a real estate investment trust under the applicable provisions of the Internal Revenue Code, and the Company believes that it has met the requirements for qualification as such for each taxable year. See Note 10.

Net Income Per Share Basic earnings per share is computed by dividing income available to common stockholders by the weighted-average number of shares for the period adjusted for non-vested shares of restricted stock. The computation of diluted earnings per share is similar to basic earnings per share, except that the number of shares is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.

Comprehensive Income Comprehensive income includes unrealized gains or losses on the Company's marketable securities ($78,000 and $130,000 at December 31, 2001 and 2000, respectively) and foreign currency translation adjustments (($1,001,000) and ($874,000) at December 31, 2001 and 2000, respectively). These items are included as components of stockholders' equity.

New Accounting Standard In August 2001, the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, that the Company is required to adopt beginning January 1, 2002 with transition provisions for certain matters. The new rules on asset impairment supersede Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of (FAS 121), and provide a single accounting model for long-lived assets to be disposed of. The Company does not expect the adoption of this statement to have a material impact on the consolidated financial statements.

2 Loans Receivable

The following is a summary of loans receivable (in thousands):

	December 31 2001	December 31 2000
Mortgage loans	**$ 211,722**	$ 275,312
Construction loans		4,052
Working capital	**27,583**	20,720
Mortgage loans to related parties	**821**	1,237
Subdebt investments	**23,448**	21,972
TOTALS	**$ 263,574**	$ 323,293

Loans to related parties (an entity whose ownership includes one Company director) included above are at rates comparable to other third-party borrowers equal to or greater than the Company's net interest cost on borrowings to support such loans. The amount of interest income and commitment fees from related parties amounted to $108,000, $152,000, and $914,000 for 2001, 2000 and 1999, respectively.

The following is a summary of mortgage loans at December 31, 2001 (in thousands):

Final Payment Due	Number of Loans	Payment Terms	Principal Amount at Inception	Carrying Amount
2002	16	Monthly payments from $20,400 to $100,715, including interest from 10.00% to 15.00%	$ 73,127	$ 69,741
2003	1	Monthly payment at $27,884, including interest at 9.00%	3,718	3,718
2004	2	Monthly payments from $30,680 to $32,325, including interest from 10.00% to 12.93%	7,108	6,682
2006	7	Monthly payments from $3,958 to $98,446, including interest from 8.11% to 14.61%	27,537	25,518
2007	5	Monthly payments from $9,541 to $77,173, including interest from 8.72% to 12.42%	25,933	20,343
2008	1	Monthly payment at $3,105, including interest at 12.17%	175	164
2009	2	Monthly payments from $8,207 to $72,741, including interest from 11.71% to 12.00%	8,635	7,591
2010	2	Monthly payments from $34,356 to $42,628, including interest from 11.64% to 12.17%	7,663	7,519
2015	2	Monthly payments from $3,580 to $55,331, including interest from 11.15% to 11.63%	5,795	5,567
2016	2	Monthly payments from $75,341 to $127,891, including interest from 11.26% to 12.45%	20,810	19,124
2017	3	Monthly payments from $40,056 to $229,682, including interest from 11.73% to 12.83%	31,875	28,697
2018	1	Monthly payment at $168,359, including interest at 10.09%	21,000	17,879
TOTALS			$ 233,376	$ 212,543

3 Real Property Owned

The following table summarizes certain information about the Company's real property owned as of December 31, 2001 (in thousands):

	Number of Facilities	Land	Building & Improvements	Total Investment	Accumulated Depreciation
Skilled Nursing Facilities:					
Arizona	1	$ 180	$ 3,988	$ 4,168	$ 475
California	1	1,460	3,880	5,340	562
Colorado	1	370	6,051	6,421	705
Florida	8	4,382	56,296	60,678	4,689
Idaho	3	2,010	20,662	22,672	2,229
Illinois	2	1,010	11,446	12,456	925
Kentucky	1	130	4,870	5,000	999
Massachusetts	7	3,548	42,151	45,699	5,856
Ohio	5	4,286	62,592	66,878	1,434
Oklahoma	1	470	5,673	6,143	598
Oregon	1	300	5,316	5,616	598
Pennsylvania	3	669	17,567	18,236	2,886
Tennessee	10	3,450	56,853	60,303	535
Texas	1	663	12,588	13,251	3,067
	45	**22,928**	**309,933**	**332,861**	**25,558**
Assisted Living Facilities:					
Arizona	3	1,510	15,554	17,064	769
California	5	4,290	24,554	28,844	502
Connecticut	1	660	9,652	10,312	1,256
Florida	19	8,608	73,733	82,341	8,879
Georgia	2	3,166	24,541	27,707	2,398
Indiana	11	2,171	40,785	42,956	3,395
Louisiana	1	1,100	10,161	11,261	851
Maryland	4	2,670	33,791	36,461	2,004
Massachusetts	1	810	10,500	11,310	1,055
Minnesota	1	322	6,345	6,667	497
Montana	2	910	7,282	8,192	400
Nevada	3	2,086	26,170	28,256	2,265
New Jersey	3	5,037	28,096	33,133	2,595
New York	2	810	14,490	15,300	1,220
North Carolina	9	7,269	52,893	60,162	5,222
Ohio	8	4,253	39,934	44,187	3,562
Oklahoma	17	2,078	25,778	27,856	3,835
Oregon	2	1,077	8,757	9,834	657
Pennsylvania	4	1,951	17,199	19,150	1,253
South Carolina	5	2,072	19,072	21,144	1,163
Tennessee	4	1,521	12,461	13,982	894
Texas	17	5,048	64,587	69,635	7,251
Utah	1	1,059	6,141	7,200	131
Washington	1	1,400	5,476	6,876	399
Wisconsin	1	420	4,007	4,427	
	127	**62,298**	**581,959**	**644,257**	**52,453**
Specialty Care:					
Florida	1	950		950	
Massachusetts	4	3,425	55,902	59,327	2,533
	5	**4,375**	**55,902**	**60,277**	**2,533**
Total Real Property Owned	**177**	**$ 89,601**	**$ 947,794**	**$ 1,037,395**	**$ 80,544**

3 Real Property Owned, continued

At December 31, 2001, future minimum lease payments receivable under operating leases are as follows (in thousands):

2002	$ 102,636
2003	104,240
2004	103,362
2005	105,486
2006	107,273
Thereafter	812,595
TOTAL	$ 1,335,592

The Company converted $13,683,000, $60,648,000, and $16,309,000 of mortgage loans into operating lease properties in 2001, 2000 and 1999, respectively. In 2001, the Company acquired properties which included the assumption of mortgages totaling $45,202,000. These noncash activities are appropriately not reflected in the accompanying statements of cash flows.

4 Concentration of Risk

As of December 31, 2001, long-term care facilities, which include skilled nursing and assisted living facilities, comprised 93% (92% at December 31, 2000) of the Company's real estate investments and were located in 33 states. Investments in assisted living facilities comprised 63% (66% at December 31, 2000) of the Company's real estate investments. The Company's investments with the three largest operators totaled approximately 28% (27% at December 31, 2000). No single operator has a real estate investment balance, which exceeds 12% (11% at December 31, 2000) of total real estate investments, including credit enhancements.

5 Allowance for Loan Losses

The following is a summary of the allowance for loan losses (in thousands):

	2001	2000	1999
Balance at beginning of year	$ 5,861	$ 5,587	$ 4,987
Provision for loan losses	1,000	1,000	600
Charge-offs		(726)	
Balance at end of year	$ 6,861	$ 5,861	$ 5,587

In addition, the Company recorded a $2,000,000 loss during 2000 related to an investment in the preferred stock of a private corporation that became substantially diluted as a result of a recapitalization of that corporation.

6 Borrowings Under Line of Credit Arrangements and Related Items

The Company has an unsecured credit arrangement with a consortium of nine banks providing for a revolving line of credit ("revolving credit") in the amount of $150,000,000, which expires on March 31, 2003. The agreement specifies that borrowings under the revolving credit are subject to interest payable in periods no longer than three months on either the agent bank's base rate of interest or 1.5% over LIBOR interest rate (based at the Company's option). In addition, the Company pays a commitment fee ranging from an annual rate of 0.20% to 0.375% and an annual agent's fee of $50,000. Principal is due upon expiration of the agreement. The Company has another unsecured line of credit with a bank for a total of $25,000,000, which expires April 30, 2002. Borrowings under this line of credit are subject to interest at the bank's prime rate of interest (4.75% at December 31, 2001) and are due on demand. At December 31, 2001, there were no borrowings under either of the unsecured lines of credit.

6 Borrowings Under Line of Credit Arrangements and Related Items, continued

The following information relates to aggregate borrowings under the unsecured line of credit arrangements (in thousands, except percentages):

		Year ended December 31	
	2001	2000	1999
Balance outstanding at December 31	**$**	$ 119,900	$ 177,500
Maximum amount outstanding at any month end	**140,800**	185,000	180,950
Average amount outstanding (total of daily principal balances divided by days in year)	**66,217**	140,981	153,318
Weighted average interest rate (actual interest expense divided by average borrowings outstanding)	**7.67%**	7.77%	6.61%

7 Senior Notes and Other Long-Term Obligations

The Company has $412,250,000 of Unsecured Senior Notes with interest ranging from 7.39% to 8.34%.

During the year ended December 31, 2001, the Company repurchased $7,750,000 of Unsecured Senior Notes due March 2002. The Company incurred expenses of $213,000 related to this repurchase, which was recorded as an extraordinary item.

The Company has five mortgage notes payable, collateralized by health care facilities with interest ranging from 7.69% to 12.00%.

The Company has a $60,000,000 secured line of credit, collateralized by 16 health care facilities, with interest at 2% over LIBOR, with a floor of 7% (7.00% at December 31, 2001). The Company had $33,000,000 in borrowings outstanding at December 31, 2001.

The carrying values of the health care properties securing the mortgages and secured debt totaled $204,603,000 at December 31, 2001.

At December 31, 2001, the annual principal payments on these long-term obligations are as follows (in thousands):

	Senior Notes	Secured Line of Credit	Mortgages
2002	$ 12,250	$	$ 368
2003	35,000		400
2004	40,000	33,000	475
2005			860
2006	50,000		398
2007	175,000		430
2008	100,000		464
Thereafter			42,571
TOTALS	$412,250	$33,000	$45,966

8 Stock Incentive Plans and Retirement Arrangements

The Company's 1995 Stock Incentive Plan authorizes up to 3,464,000 shares of Common Stock to be issued at the discretion of the Board of Directors. The 1995 Plan replaced the 1985 Incentive Stock Option Plan. The options granted under the 1985 Plan continue to vest through 2005 and expire ten years from the date of grant. Officers and key salaried employees of the Company are eligible to participate in the 1995 Plan. The 1995 Plan allows for the issuance of stock options, restricted stock grants and Dividend Equivalency Rights. In addition, the Company has a Stock Plan for Non-Employee Directors, which authorizes up to 336,000 shares to be issued.

The following summarizes the activity in the Plans for the years ended December 31 (shares in thousands):

	2001		2000		1999	
	Shares	**Average Exercise Price**	Shares	Average Exercise Price	Shares	Average Exercise Price
Stock Options						
Options at beginning of year	**1,953**	**$20.34**	1,813	$21.62	1,418	$22.06
Options granted	**515**	**23.89**	507	16.79	410	20.17
Options exercised	**(111)**	**18.63**			(6)	21.81
Options terminated	**(20)**	**17.73**	(367)	21.76	(9)	23.90
	2,337	**$21.23**	1,953	$20.34	1,813	$21.62
At end of year:						
Options exercisable	**1,161**	**$21.27**	949	$21.32	733	$21.17
Weighted average fair value of options granted during the year		**$ 1.43**		$ .63		$ 2.11

The stock options generally vest over a five-year period and expire ten years from the date of grant. The Company issued 77,275, 77,250, and 86,250 restricted shares during 2001, 2000 and 1999, respectively, including 8,000, 8,000, and 9,000 shares for directors in 2001, 2000 and 1999, respectively. Vesting periods range from six months for directors to five years for officers and key salaried employees. Expense, which is recognized as the shares vest based on the market value at the date of the award, totaled $1,164,000, $1,090,000, and $1,080,000, in 2001, 2000 and 1999, respectively.

The following table summarizes information about stock options outstanding at December 31, 2001 (shares in thousands):

	Options Outstanding			Options Exercisable	
Range of Per Share Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Number Exercisable	Weighted Average Exercise Price
$16-$20	1,086	$ 18.44	8.3	536	$ 18.11
$20-$25	1,101	23.10	8.0	498	23.64
$25-$30	150	26.07	7.2	127	26.08
	2,337	$21.23	8.0	1,161	$ 21.27

8 Stock Incentive Plans and Retirement Arrangements, continued

The Company has elected to follow APB Opinion No. 25, *Accounting for Stock Issued to Employees* in accounting for its employee stock options as permitted under FASB Statement No. 123 ("FASB 123"), *Accounting for Stock-Based Compensation,* and, accordingly, recognizes no compensation expense for the stock option grants when the market price on the underlying stock on the date of grant equals the exercise price of the Company's employee stock option.

Pro forma information has been determined as if the Company had accounted for its employee stock options and restricted shares under the fair value method. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following range of assumptions: risk-free interest rates from 3.44% to 7.60%, dividend yields of 8% to 12%, expected lives of seven years, and expected volatility of .18% to .244%. Had compensation cost for the stock-based compensation plans been determined in accordance with FASB 123, net income would have been reduced by $465,000, $267,000, and $621,000, in 2001, 2000 and 1999, respectively, and net income per common share would have been lower by $.01, $.01 and $.02, in 2001, 2000 and 1999, respectively.

The Company has a 401(k) Profit Sharing Plan and Money Purchase Pension Plan (the "Plans") covering all eligible employees. Under the Plans, eligible employees may make contributions, and the Company may make matching contributions and a profit sharing contribution. Company contributions to these Plans totaled $175,000, $171,000, and $144,000, in 2001, 2000 and 1999, respectively.

The Company has a non-qualified senior executive retirement plan designed to provide pension benefits for certain officers. Pension benefits are based on compensation and length of service and the plan is unfunded. The accrued liability for the plan was $41,000 at December 31, 2001.

9 Preferred Stock

In January 1999, the Company sold 3,000,000 shares of Series C Cumulative Convertible Preferred Stock. These shares have a liquidation value of $25.00 per share and will pay dividends equivalent to the greater of (i) the annual dividend rate of $2.25 per share (a quarterly dividend rate of $0.5625 per share); or (ii) the quarterly dividend then payable per common share on an as converted basis. The preferred shares are convertible into common stock at a conversion price of $25.625 per share. The Company has the right to redeem the preferred shares after five years.

The Company has 3,000,000 shares of 8.875% Series B Cumulative Redeemable Non-Voting Preferred Stock with a liquidation preference of $25.00 per share. Dividends are payable quarterly in arrears. On and after May 1, 2003, the Preferred Stock may be redeemed for cash at the option of the Company, in whole or in part, at $25.00 per share, plus accrued and unpaid dividends thereon to the redemption date.

10 Income Taxes and Distributions

To qualify as a real estate investment trust for federal income tax purposes, 90% of taxable income (including capital gains) must be distributed to stockholders. Real estate investment trusts that do not distribute a certain amount of current year taxable income in the current year are also subject to a 4% federal excise tax. The principal reasons for the difference between undistributed net income for federal income tax purposes and financial statement purposes are the recognition of straight-line rent for reporting purposes, different useful lives and depreciation methods for real property and the provision for losses for reporting purposes versus bad debt expense for tax purposes. Cash distributions paid to stockholders, for federal income tax purposes, are as follows:

	Year ended December 31		
	2001	2000	1999
Per Share:			
Ordinary income	**$ 1.673**	$ 2.330	$ 2.217
Return of capital	**.648**	.000	.000
Capital gains	**.019**	.005	.053
TOTALS	**$ 2.340**	$ 2.335	$ 2.270

11 Commitments and Contingencies

The Company has agreements to purchase two health care facilities, or the loans with respect thereto, in the event that the present owners default upon their obligations. In consideration for these agreements, the Company receives and recognizes fees annually related to these agreements. Although the terms of these agreements vary, the purchase prices are equal to the amount of the outstanding obligations financing the facility. These agreements expire through the year 2005. In addition, the Company has an outstanding letter of credit relating to one assisted living project. At December 31, 2001, obligations under these agreements for which the Company was contingently liable aggregated approximately $11,425,000.

12 Stockholder Rights Plan

Under the terms of a Stockholder Rights Plan approved by the Board of Directors in July 1994, a Preferred Share Right ("Right") is attached to and automatically trades with each outstanding share of Common Stock.

The Rights, which are redeemable, will become exercisable only in the event that any person or group becomes a holder of 15% or more of the Common Stock, or commences a tender or exchange offer, which, if consummated, would result in that person or group owning at least 15% of the Common Stock. Once the Rights become exercisable, they entitle all other stockholders to purchase one one-thousandth of a share of a new series of junior participating preferred stock for an exercise price of $48.00. The Rights will expire on August 5, 2004, unless exchanged earlier or redeemed earlier by the Company for $.01 per Right at any time before public disclosure that a 15% position has been acquired.

13 Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

	2001	2000	1999
Numerator for basic and diluted earnings per share — income available to common stockholders	**$ 47,044**	$ 54,566	$ 62,824
Denominator for basic earnings per share — weighted average shares	**30,534**	28,418	28,128
Effect of dilutive securities:			
Employee stock options	**238**		15
Nonvested restricted shares	**255**	225	241
Dilutive potential common shares	**493**	225	256
Denominator for diluted earnings per share — adjusted weighted average shares	**31,027**	28,643	28,384
Basic earnings per share	**$ 1.54**	$ 1.92	$ 2.23
Diluted earnings per share	**$ 1.52**	$ 1.91	$ 2.21

The diluted earnings per share calculation excludes the dilutive effect of 1,301,000, 1,954,000, and 1,813,000 options for 2001, 2000 and 1999, respectively, because the exercise price was greater than the average market price. The Series C Cumulative Convertible Preferred Stock was not included in this calculation as the effect of the conversion was anti-dilutive.

14 Disclosure about Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Real Property Loans — The fair value of all real property loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Working Capital Loans, Construction Loans and Subdebt Investments — The carrying amount is a reasonable estimate of fair value based on the interest rates received, which approximates current market rates.

Cash and Cash Equivalents — The carrying amount approximates fair value.

Marketable Securities — Marketable securities are recorded at their fair market value.

Borrowings Under Line of Credit Arrangements — The carrying amount of the lines of credit and secured debt approximates fair value because the borrowings are interest rate adjustable.

Senior Unsecured Notes — The fair value of the senior unsecured notes payable was estimated by discounting the future cash flow using the current borrowing rate available to the Company for similar debt.

Mortgage Notes Payable — Mortgage notes payable is a reasonable estimate of fair value based on the interest rates paid, which approximates current market rates.

14 Disclosure about Fair Value of Financial Instruments, continued

The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2001 and 2000, are as follows (in thousands):

	December 31, 2001		December 31, 2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:				
Real property loans	$ 212,543	$ 229,422	$276,549	$283,244
Working capital loans	27,583	27,583	20,720	20,720
Construction loans			4,052	4,052
Subdebt investments	23,448	23,448	21,972	21,972
Cash and cash equivalents	9,826	9,826	2,844	2,844
Marketable securities	78	78	130	130
Financial Liabilities:				
Borrowings under line of credit arrangements			119,900	119,900
Senior unsecured notes	412,250	418,179	255,000	234,987
Secured debt	33,000	33,000	64,000	64,000
Mortgage notes payable	45,966	45,966	852	852

15 Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations of the Company for the years ended December 31, 2001 and 2000 (in thousands, except per share data):

	Year ended December 31, 2001			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	$ 32,577	$ 32,765	$ 34,834	$ 34,944
Net Income Available to Common Stockholders	11,827	11,747	13,591	9,879
Net Income Available to Common Stockholders Per Share:				
Basic	.41	.41	.42	.30
Diluted	.41	.40	.41	.30

	Year ended December 31, 2000			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	$ 34,828	$ 33,927	$ 33,351	$ 33,164
Net Income Available to Common Stockholders	14,758	14,587	13,786	11,435
Net Income Available to Common Stockholders Per Share:				
Basic	.52	.52	.48	.40
Diluted	.52	.51	.48	.40

Report of Independent Auditors

Stockholders and Directors
Health Care REIT, Inc.

We have audited the accompanying consolidated balance sheets of Health Care REIT, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Health Care REIT, Inc. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Toledo, Ohio
January 22, 2002

Market and Dividend Information

The following table sets forth, for the periods indicated, the high and low prices of the Company's Common Stock on the New York Stock Exchange, as reported on the Composite Tape and dividends paid per share. There were 4,691 stockholders of record as of December 31, 2001.

	Sales Price		
2001	**High**	**Low**	**Dividends Paid**
First Quarter	$ 21.16	$ 16.06	$ 0.585
Second Quarter	24.80	20.87	0.585
Third Quarter	26.25	22.50	0.585
Fourth Quarter	26.40	24.25	0.585

	Sales Price		
2000	High	Low	Dividends Paid
First Quarter	$ 17.44	$ 14.75	$ 0.580
Second Quarter	16.75	13.81	0.585
Third Quarter	19.25	16.19	0.585
Fourth Quarter	18.25	15.94	0.585

Income Tax Information

	2001 Dividend Report Dates				
	Feb. 20	**May 21**	**Aug. 20**	**Nov. 20**	**Total**
Ordinary Income	$ 0.423	$ 0.423	$ 0.423	$ 0.404	$ 1.673
Short-Term Capital Gain	0.000	0.000	0.000	0.000	0.000
Mid-Term Capital Gain	0.000	0.000	0.000	0.000	0.000
Long-Term Capital Gain/(Loss)	0.000	0.000	0.000	0.000	0.000
Unrecaptured Sec. 1250 Gain	0.000	0.000	0.000	0.019	0.019
Return of Capital	0.162	0.162	0.162	0.162	0.648
Total	$ 0.585	$ 0.585	$ 0.585	$ 0.585	$ 2.340
Foreign Tax Credit	0.000	0.000	0.000	0.000	0.000
Tax Exempt Interest	0.000	0.000	0.000	0.000	0.000

Board of Directors

William C. Ballard, Jr.
4, 5, 6
Of Counsel
Greenebaum Doll & McDonald PLLC
Louisville, Kentucky

Pier C. Borra
3, 4, 6
Chairman and
Chief Executive Officer
CORA Health Services, Inc.
Lima, Ohio

George L. Chapman
2, 4, 5, 6
Chairman, Chief Executive
Officer and President
Health Care REIT, Inc.
Toledo, Ohio

Jeffrey H. Donahue
3, 4, 6
Executive Vice President and
Chief Financial Officer
The Rouse Company
Columbia, Maryland

Peter J. Grua
4, 5, 6
Principal and President
HLM Management Company, Inc.
Boston, Massachusetts

Sharon M. Oster
1, 4, 6
Professor of Economics,
Entrepreneurship and Management
Yale University School of
Management
New Haven, Connecticut

Bruce G. Thompson
2, 4, 6
President
First Toledo Corporation
Toledo, Ohio

R. Scott Trumbull
1, 4, 6
Executive Vice President
Chief Financial Officer
Owens-Illinois, Inc.
Toledo, Ohio

Richard A. Unverferth
1, 2, 3, 4, 5, 6
Chairman
Unverferth Manufacturing
Company, Inc.
H.C.F., Inc.
Kalida, Ohio

Committees
1. Audit Committee
2. Executive Committee
3. Compensation Committee
4. Investment Committee
5. Nominating Committee
6. Planning Committee

Stockholder Information

Officers

George L. Chapman
Chairman, Chief Executive
Officer and President

Raymond W. Braun
Executive Vice President,
Chief Operating Officer and
Chief Financial Officer

Michael A. Crabtree
Treasurer and Controller

Charles J. Herman, Jr.
Vice President, Operations

Erin C. Ibele
Vice President and
Corporate Secretary

J. Michael Stephen
Vice President, Marketing

General Offices
Health Care REIT, Inc.
One SeaGate, Suite 1500
P.O. Box 1475
Toledo, Ohio 43603-1475
419/247-2800
419/247-2826 Fax
www.hcreit.com

Legal Counsel
Shumaker, Loop & Kendrick, LLP
Toledo, Ohio

Independent Auditors
Ernst & Young LLP
Toledo, Ohio

Transfer Agent
Mellon Investor Services LLC
85 Challenger Road
Overpeck Centre
Ridgefield Park, New Jersey 07660
888/216-7206
www.melloninvestor.com

Dividend Reinvestment Administrator
Mellon Bank, N.A.
85 Challenger Road
Overpeck Centre
Ridgefield Park, New Jersey 07660
888/216-7206
www.melloninvestor.com

Form 10-K
The Company's Form 10-K Annual Report, filed with the Securities and Exchange Commission, is available at no charge upon written request to the Corporate Secretary.

Exchange Listing
New York Stock Exchange
Trading Symbol: HCN

Member
National Association of Real Estate Investment Trusts, Inc.

HEALTH CARE REIT, INC.
One SeaGate, Suite 1500
P.O. Box 1475
Toledo, Ohio 43603-1475
419/247-2800
419/247-2826 Fax
www.hcreit.com